PROVIDENT ENERGY TRUST ANNOUNCES OCTOBER DISTRIBUTION NEWS RELEASE NUMBER 26-03 October 8, 2003

All amounts are in Canadian dollars unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) today announced its October cash distribution would be $0.15 per unit, payable on November 14, 2003.

October distributions will be made to unitholders of record on October 21, 2003. The ex-distribution date will be October 17, 2003. For unitholders receiving their distribution in U.S. funds, the October cash distribution will be approximately U.S. $0.11, based on an exchange rate of 1.3294.  The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes. Based on the October 7, 2003 closing price of $10.90  (TSX – PVE.UN) per unit, the October distribution represents an annualized cash-on-cash yield of approximately 16.5 percent.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages an oil and gas production business and a midstream business.  Provident’s energy portfolio is located in some of the more stable and predictable producing regions in Western Canada.  Provident provides monthly cash distributions to its unit holders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

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Investor and Media Contact: Lynn M. Rannelli Asst. Corporate Secretary Phone (403) 781-5300

Corporate Head Office: 700, 112 – 4th Avenue S.W. Calgary, Alberta Canada T2P 0H3	Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696	www.providentenergy.com info@providentenergy.com